 SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October, 2013, National Financial Services LLC acquired control due to ownership of greater than 25% of LMCG Global Market Neutral Fund’s (the "Fund") outstanding shares. National Financial Services LLC owned 79.69% of the Fund and thus controlled the Fund as of that date.

In the month of October, 2013, the percentage of shares of the Fund’s outstanding Shares registered to City National Corporation fell to 20.31% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.